

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2017

Katrina Lake
Chief Executive Officer
Stitch Fix, Inc.
1 Montgomery Street, Suite 1500
San Francisco, California 94104

Re: **Stitch Fix, Inc.**
Amendment No. 1 to Registration Statement on Form S-1
Filed November 6, 2017
File No. 333-221014

Dear Ms. Lake:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 1, 2017 letter.

Dilution, page 42

1. We reviewed your response to comment 1. Please provide us with your basis for including deferred tax assets in pro forma net tangible book value.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545, Lisa Kohl, Legal Branch Chief, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products